EXHIBIT 4.0

                  INVESTMENT BANKING AGREEMENT

     This Investment Banking Agreement entered into this 21st day of February, 1996, by and between Chalet Capital Corp., a Colorado corporation ("CCC") and Conectisys Corp., a Colorado corporation ("Conectisys").

RECITALS:

     Whereas, CCC is a consultant engaged in investment banking and capital raising: and

     Whereas, Conectisys is a public company with two subsidiaries, Primelink and Technilink, engaged in the production of wireless communication and control devices; and

     Whereas, Conectisys has recently acquired orders to manufacture its products and needs capital and investment banking services to complete this contract and pursue others; and

     Whereas, CCC has the ability to assist Conectisys with completing this contract and helping it raise additional capital and operating funds; and

     Whereas, Conectisys desirous of engaging the services of CCC as an advisor and consultant regarding investment banking and CCC is desirous of accepting its engagement as advisor and consultant regarding investment banking; and

     Whereas, the parties hereto are desirous of memorializing the terms and conditions of their agreement.

Now, therefore, in consideration of mutual promises and covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, CCC and Conectisys hereby agree as follows:

1. Investment Banking Services. Conectisys hereby agrees to engage the investment banking services of CCC and CCC hereby accepts the responsibility of that engagement, and agrees to provide investment banking services to Conectisys upon the terms and conditions hereinafter set forth.

2.   Term.     The term of the consulting engagement shall be for
a period of twenty four months commencing as of the 1st day of March, 1996, and ending on the 28th day of February, 1998. Said term may be renewed for additional periods as the parties may subsequently agree in writing.

3. Scope of Consulting Services. Subject to the limitations hereinafter set forth, CCC shall when requested by Conectisys, provide investment banking services to Conectisys regarding investment banking, the public securities market, investor relations and other areas of investment banking as requested, from time to time, by the authorized officers of Conectisys. Said investment banking services shall be provided to Conectisys by CCC at such times, and upon such occasions, as mutually agreed between Conectisys and CCC.

4. Possible Merger Candidates. CCC shall also present to Conectisys potential merger candidates for Conectisys' review as such become known to CCC. In addition to the consideration to be paid under paragraph 5 herein, CCC shall be entitled to additional compensation for any merger candidates that it presents to Conectisys and Conectisys effects a merger, acquisition or other combination with as a result of CCC's efforts. The fee to be paid shall be mutually agreed by the parties before the CCC introduces the possible candidate to Conectisys.

5. Consideration. In consideration of the investment banking services rendered by CCC, pursuant to this Agreement, Conectisys shall pay the following as compensation:

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     a.   Conectisys shall grant an option to purchase a total of
1,000,000 shares of Conectisys common stock for period of twenty four months at the price of $2.50 per share. Said shares, when issued, shall be restricted stock. Said shares will have piggyback registration rights and Conectisys will use its best efforts to register said shares for resale in the event of that Conectisys files a registration statement or becomes eligible to register said stock pursuant to an exemption from registration or the availability of a safe harbor. Conectisys agrees to register the stock issued to CCC at its sole cost and expense including preparing and filing any blue sky filings that may be required.

     b. As part of this Agreement, CCC agrees to exercise its option to purchase 100,000 shares of the original option as follows:

     1. CCC shall pay the sum of $100,000 within twenty four hours of the execution of this Agreement through wire transfer as directed in Schedule A, attached hereto and incorporated herein by this reference.

     2. CCC shall pay an additional $150,000 with thirty (30) days of the execution of this Agreement.

     3. Upon receipt of a total of $250,000 from CCC, Conectisys will issue 100,000 shares of its restricted stock to CCC. Thereafter, CCC will have the option of exercising during the life of the option.

6. Obligations of Conectisys. Conectisys agrees to use the monies paid for pursuant to paragraph 5(b)1 and 2 to accomplish the following:

     a. Complete its financial statements and pay for an audit so that Conectisys may file its reports with the SEC.

     b. Prepare and file a Form 10 or other applicable filings to make Conectisys a reporting company under the Securities Exchange
Act of 1934, as amended.

     c. Prepare and file an application for listing on NASDAQ small capital markets as practicable.

     d. Fill current 1,000 unit contract with SkyTel through its subsidiary Primelink.

7. Termination. Either party hereto may terminate this contract upon thirty days' written notice to the other party. CCC shall retain its option to purchase any shares remaining under the original option grant.

8.   General Provisions.

a. Severability. In the event that any provision of this Investment Banking Agreement shall be determined to be illegal or otherwise not enforceable, such provisions shall be severed or modified to the extent necessary to make it enforceable and as so severed or modified, the remainder of this Investment Banking Agreement shall remain in full force and effect as provided herein.

b. Governing Law. This Agreement shall be interpreted and enforced according to the laws of the State of Colorado.

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c.   Entire Agreement. This Agreement contains the entire
Agreement of the parties and may not be changed orally, but only by written agreement signed by the party against whom enforcement of any change, modification, extension or discharge is sought.

     CCC, by and through its authorized officer, and Conectisys, by and through its authorized officer, have hereto set their hands and seals on this 21st day of February, 1996.



                         CHALET CAPITAL CORP.

                         By:_________/s/__________________
                              Moses Luna, President



                         CONECTISYS CORP.


                         By:___________/s/__________________
                              Robert A. Spigno, President